October 4, 2023

BY EDGAR SUBMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Cheryl Brown

Re: Elate Group, Inc.
Amendment No. 16 to Registration Statement on Form S-1
Filed September 5, 2023
File No. 333-264073

Ladies and Gentlemen:

This letter is being submitted on behalf of Elate Group, Inc. (the “Company”) in response to the comment letter dated September 27, 2023, by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 16 to the Registration Statement on Form S-1 filed September 5, 2023 (“Amendment No. 16”).

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 17 to the Registration Statement (“Amendment No. 17”). For your convenience we will deliver a copy of Amendment No. 17 as well as a copy of Amendment No. 17 marked to show all changes made since the filing of Amendment No. 16.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Amendment No. 17 unless otherwise specified.

Amendment No. 16 to Registration Statement on Form S-1 filed September 5, 2023

Cover Page

1.We note that your cover page and fee registration table registers up to 1,437,500 shares of Class A Common Stock and up to 1,437,500 Pre-funded Warrants to purchase one share of Class A Common Stock. We also note disclosures elsewhere in the prospectus that the number of shares in this offering is 1,250,000 shares of Class A Common Stock and 1,250,000 Pre-funded Warrants. Please revise to reconcile the number of shares being registered in the offering.

Response:  In response to the Staff’s comment the Company has revised the shares of Class A Common Stock and Pre-funded Warrants to purchase one share of Class A Common Stock to 1,250,000 to reflect the base offering amount without giving effect to the Underwriter’s over-allotment option.

Capitalization, page 39

2.We note you disclose in your subsequent events note of the financial statements that you repurchased all of the outstanding Class B common stock in August of 2023 for $150. Please present in a separate column, in between the "Actual" and "As Adjusted" columns, capitalization information depicting this change in capital structure as if it had occurred as of June 30, 2023. In addition, please present in a note to the capitalization table or elsewhere, where deemed appropriate within the registration statement, pro forma earnings per share information for the six months ended June 30, 2023 and for the fiscal year ended December 31, 2022 reflecting the repurchase of the Class B common stock

Response:  In response to the Staff’s comment the Company has added a separate column in between the “Actual” and “As Adjusted” columns in the Capitalization section on Page 38 depicting the change in capital structure as if it had occurred as of June 30, 2023. The Company has also disclosed a note to the capitalization table just below the table on Page 38 to reflect the repurchase of the Class B common stock.

Dilution, page 39

3.We note preceding your dilution table you disclose your net tangible book value as of December 31, 2022. Please revise this disclosure to present your net tangible book value as of June 30, 2023. In addition, your calculation of net tangible book value should exclude deferred offering costs which totaled $521,097 as of June 30, 2023. Please revise your dilution table accordingly.

Response:  In response to the Staff’s comment the Company has revised the net tangible book value as of June 30, 2023 in the dilution section on Page 39. The Company has also updated the calculation of net tangible book value by excluding deferred offering costs of $521,097 as of June 30, 2023 and also revised the dilution table accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Six Months Ended June 30, 2023 Compared to Six Months Ended June 30, 2022, page 47

4.We note your effective income tax rate for the six months ended June 30, 2022 was 73%. Please discuss the reasons for the significant variation in this effective income tax rate in comparison to the statutory income tax rate. Please provide similar disclosure in Note 6 of your financial statements as required by ASC 740-270-50.

Response:  In response to the Staff’s comment the Company has updated the disclosure for the effective income tax rate for the six months ended June 30, 2022 whereby we discussed the reasons for the significant variation in this effective income tax rate in comparison to the statutory income tax rate on page 49. We also provided a similar disclosure in Note 6 of our financial statements on page F-13.

Financial Statements

Note 6 – Income Taxes, page F-13

5.We note you provide a narrative description of the differences between federal statutory rate and the effective tax rate for the fiscal years ended December 31, 2022 and 2021. However, you are required to present a reconciliation using percentages or dollar amounts of the reported amount of income tax expense attributable for the year to the amount of income tax expense that would result from applying domestic federal statutory tax rates to pretax income. Please include this numerical statutory income tax rate reconciliation as required by ASC 740-10-50-11.

Response:  In response to the Staff’s comment the Company has updated the disclosure to present a reconciliation using percentages, whereby the new table shows the numerical statutory income tax rate reconciliation as required by ASC 740-10-50-11.

Exhibits

6.Please obtain and file a legality opinion that opines on all shares being registered in the offering. Refer to Item 601(b) of Regulation S-K.

Response:  In response to the Staff’s comment the Company has filed a legality opinion from its legal counsel regarding the shares being registered in the offering.

Should you have any questions regarding the foregoing, please do not hesitate to contact Peter Hogan at (213) 891-5076.

Sincerely,

BUCHALTER, APC

/s/ Peter Hogan